

VIA FACSIMILE AND U.S. MAIL

June 20, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
China Bottles, Inc. (formerly Hutton Holdings Corp)
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

> **RE:** **China Bottles, Inc. (formerly Hutton Holdings Corp)**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2007**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Form 8-K/A filed June 5, 2008**
> **File No. 0-51724**

Dear Mr. Zhao:

We have reviewed your letter filed on June 4, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-QSB/A FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007</u>

<u>General</u>

1. We have read your response to comment one from our letter dated March 12, 2008. As defined by Rule 12b-2 under the Exchange Act, the term "shell company" means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB that has no or nominal operations and either (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. *Note*: For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of

assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination. Please quantify for us your assets as of August 27, 2007 as well as your operations for the period June 30, 2007 through August 27, 2007 the acquisition date and date for which you should determined whether Hutton Holdings Corp was a shell Company. With reference to this information, please reassess your conclusion that Hutton Holdings Corporation was not a shell company as of the August 27, 2007 acquisition date. Refer Item 1-02(f) of Form 8-K.

Financial Statements

General

2. We have read your response to comment two from our letter dated March 12, 2008. You state, "CVDL was a development stage company as of June 30, 2007. On August 24, 2007, CVDL acquired 100% of the equity interest of Guozhu Holdings. This acquisition was accounted for as reverse mergers as Guozhu Holdings was a holding company with substantive operations." The fact that Guozhu Holdings is the accounting acquirer highlights our belief that their financial statements are required to be filed. In addition, to simply file the financial statement of CVDL without presenting the historical financial statements of the operating entity it acquired does not provide investors with any meaningful information. Since you accounted for CVDL's acquisition of Guozhu Holdings as a reverse, it is unclear to us why you are presenting CVDL's historical financial statements instead of Guozhu Holdings historical financial statements. Regardless of whether Guozhu Holdings was deemed to be the predecessor or the accounting acquirer of CVDL, Guozhu's financial statements are required to be filed with no lapse for the pre and post acquisition periods. Therefore, when you filed your audited financial statements in your Form 10K for the year ended December 31, 2007 you should have also filed audited financial information of Guozhu prior to its acquisition by CVDL such that there is no lapse in audited periods. Simply stated, you need to provide financial statements and Management's Discussion and Analysis for the registrant *and its predecessors* for the periods set forth in Article 8 of Regulation S-X. Please revise your Form 10-K for the year ended December 31, 2007 accordingly. Please also see our comments below on your Form 8-K/A.

Consolidated Balance Sheet, page 3

3. We have read your response to comment three from our letter dated March 12, 2008. You indicate that the amount due from a director was eliminated in your Form 10-KSB for the year ended December 31, 2007. Please tell us the facts and circumstances that resulted in the elimination of this loan. Please also tell us where the impact of this elimination is recorded in the statement of cash flows for

the year ended December 31, 2007 if this amount was repaid by the director or how it was reflected in your financial statements if it was forgiven.

Statements of Comprehensive Income, page 4

4. We have read your response to comment four from our letter dated March 12, 2008. You have revised your statements of comprehensive income to include sale of scrap, sale of material and interest income. However, the components of a significant portion of your total other income (expense) has not been disclosed. Please disclose on the face of this statement or in a footnote to the financial statements, the components of "other income (expense)" in your revised statement of comprehensive income for the three and nine months ended September 30, 2007.

5. We have read your response to comment five from our letter dated March 12, 2008. We believe that the equity of Hutton Holdings Corp prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 29,750,000 common shares and 5,000,000 preferred shares received by CVDL in the merger, instead of the 50,000,000 common shares and 5,000,000 preferred shares immediately following the share exchange. Please note that the original shares of Hutton Holdings Corporation should be shown as if they were issued on August 27, 2007 and weighted from the date of acquisition in calculating the weighted average shares outstanding for basic and diluted earnings per share. Please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the August 2007 recapitalization in a manner similar to a stock split. Please revise your earnings per share to retroactively reflect the recapitalized structure of CVDL.

Statement of Cash Flows, page 5

6. We note your response to comment seven from our letter dated March 12, 2008. We further note that in order to correct the $774,974 reported on the statement of cash flows as "Effect of foreign exchange rates" you adjusted the line item "Cash acquired from acquisition by issuing preferred and common shares". Please address the appropriateness of this adjustment. Please more thoroughly tell us how your issuance of preferred and common stock resulted in the acquisition of $8,128,329 in cash. Please identify which acquisition you are referring to and the cash on hand of the acquiree as of the acquisition date. Please also see our comment below as it relates to your cash flows for the year ended December 31, 2007.

Note 2 – Principles of Consolidating and Business Combinations, page 6

Business Combinations and Acquisitions, page 6

7. We have read your response to comment eight from our letter dated March 12, 2008. It is unclear whether the reverse acquisition is properly reflected in your stockholders' equity. Please provide the following:

    - The historical financial statements (CVDL) are required to reflect the shares issued by Hutton Holding Corp "to acquire" CVDL as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Please revise to reflect 29,750,000 common shares and 5,000,000 preferred shares as being outstanding at the beginning of the reporting period instead of the 50,000,000 shares of common stock outstanding upon completion of the share exchange. Please revise the weighted average number of shares of common stock outstanding accordingly.

    - The historical financial statements (CVDL) are required to reflect the reverse acquisition of Hutton Holdings Corp (the accounting acquiree) on the acquisition date. We believe that the acquisition date is the date on which Hutton Holdings Corp issued its shares to CVDL. On the acquisition date, Hutton Holdings Corp's outstanding shares should be reflected as being issued by CVDL to acquire Hutton Holdings Corp. Please revise to reflect 25,521,000 common shares less 5,271,000 commons shares as being issued on the acquisition date. Since Hutton Holdings Corp had limited assets and operations, it appears to us that the shares issued to acquire Hutton Holdings Corp should be recorded at Hutton Holdings Corp's net book value. Please provide us with your adjustment to record Hutton Holdings Corp net book value.

8. We have read your response to comment nine from our letter dated March 12, 2008. Please expand your disclosures to more fully discuss CVDL's August 16, 2007 acquisition of Guozhu including but not limited to the following:
    - The cost of acquiring Guozhu, the number of shares of equity interest issued or issuable, the value assigned to those interests and the basis for determining that value in accordance with paragraph 51(d) of SFAS 141.
    - Supplemental pro forma information that discloses the results of operations for the current interim period and the current year up to the date of the most recent interim statement of financial position presented and the nature and amount of any material nonrecurring items included in the reported pro forma results of operations as required by paragraphs 58(b) through (c) of SFAS 141.

Note 3 – Summary of Significant Accounting Policies, page 6
(l) Earnings Per Share, page 8

9. We have read your response to comment 10 from our letter dated March 12, 2008.You indicate that your Series A Convertible Preferred Stock could not be converted into common stock until the Company increased its authorized shares. Please provide the following:
    - Please tell us whether this provision to convert only after you have increased your authorized shares is included in the original preferred stock agreement. Please provide us with a copy of this agreement. Please tell us what consideration you gave to EITF 00-19, specifically paragraph 19 of EITF 00-19 regarding sufficient authorized and unissued shares available to settle your convertible preferred stock.
    - Please also tell us how you determined that the convertible preferred stock should not be considered dilutive to net income. Please cite the accounting literature used to support your conclusions. Given your contingency that convertible preferred shares should not be convertible until you increase your authorized shares, please tell us how you determined that this provision prevents you from considering your convertible preferred stock in your diluted earnings per share calculation. Please refer to paragraphs 30 through 35 of SFAS 128.

Note 15 – Preferred Stock, page 11

10. We have read your response to comment 11 from our letter dated March 12, 2008. Please discuss what consideration you gave to EITF 98-5 regarding the conversion feature of your convertible preferred stock. It is not clear whether you have determined if your convertible preferred stock includes a beneficial conversion feature or not. Please revise your disclosure accordingly.

Form 8-K/A Filed on June 5, 2008

General

11. We have read your response to comment 12 from our letter dated March 12, 2008. See our comment number two above. Please provide audited and interim financial statements for Guozhu in the form and content and for the periods required by Rule 8-04 of Regulation S-X as well as the related Management's Discussion and Analysis as required by Item 303 of Regulation S-K.   Please revise your Form 8-K/A accordingly.

Note 1 Basis of Presentation, page F-19

12. We have read your response to comment 15 from our letter dated March 12, 2008. It is unclear how your response to prior comment 2 addresses your apparent lack

of compliance with the form and content requirements of pro forma financial information. In this regard, pro forma financial statements should include separate columns that present the historical financial information of each party related to the acquisitions as if the acquisitions occurred as of the beginning of the periods presented (i.e. January 1, 2006).   Simply stated, you should have columns for Hutton Holdings, CVDL and Guozhu for the year ended December 31, 2006 and the six months ended June 30, 2007 with the necessary pro forma adjustments.

Note 2 Pro Forma Financial Statements, page F-19

13. Please revise your note to indicate that the unaudited pro forma combined balance sheet has been prepared as if the acquisition occurred on June 30, 2007. Your current disclosure indicates that the pro forma balance sheet has been prepared as if the acquisition occurred on December 31, 2006 as well.

Note 3 Consolidating Entries, page F-20

14. We have read your response to comment 15 from our letter dated March 12, 2008. With regard to your pro forma adjustments 4 and 5, your current explanations do not explain how these amounts were calculated. An investor should be able to clearly determine how your adjustments were calculated. Please revise your notes to clearly explain how these amounts were calculated. Specifically, please revise your notes to disclose how you determined the amount of the adjustments that affected your additional paid in capital.

Form 10-KSB for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

15. Please confirm that your auditors conducted their audits in accordance with "standards" of the Public Company Accounting Oversight Board (United States) instead of "auditing standards". In future filings, please arrange with your auditors to have them revise their report accordingly.

16. We note that your auditors are located in Salt Lake City, Utah. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in the People's Republic of China (PRC). Please request your auditors to briefly tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted. Please request your auditors to include a statement as to whether another auditor was involved in the audit of these operations and, if so, the name of the firm. Also, tell us the percentage of your total assets, liabilities, revenues and expenses that relate to the operations located in the PRC for each period presented.

Statements of Income and Comprehensive Income, page F-4

17. Please revise your weighted average shares basic and diluted to retroactively reflect the recapitalized structure of CVDL as requested in comment five from our letter dated March 12, 2008. Please also refer to the comment above on your Form 10-QSB/A related to this subject matter.

Statement of Changes in Equity, page F-5

18. Please revise your statement of changes in equity to retroactively reflect the recapitalized structure of CVDL as requested in comment five from our letter dated March 12, 2008. Your statement of changes in equity should be revised as such that the number of shares outstanding immediately prior to the merger equals the 29,750,000 common shares and 5,000,000 preferred shares received by CVDL in the merger.

Statement of Cash Flows, page F-6

19. We refer CVDL's acquisition of the Guozhu entities. It is unclear that you have appropriately recorded the impact of these acquisitions in your statement of cash flows. In this regard, we note that your changes in operating assets and liabilities merely reflect the change in your balance sheet amounts from December 31, 2006 to December 31, 2007. It does not appear to exclude the balances recorded as a result of your acquisition of the Guozhu entities. To highlight the apparent inappropriateness of your presentation, we note your statement of cash flows for the nine months ended September 30, 2007 reflects $8,128,329 "cash acquired from acquisition by issuing preferred stock and common shares" and for the year ended December 31, 2007 you reflect only $2,356,567 "cash acquired from acquisition by issuing preferred stock and common shares". Please revise your cash flows as appropriate.

20. Please revise your statement of cash flows to include changes in your "amount due to a related party" in cash flows from financing activities instead of cash flows from operating activities in accordance with paragraph 18 of SFAS 95.

21. Your statement of cash flows indicates that the effect of foreign exchange rate changes was $399,359. Please revise your statement of cash flows as requested in comment seven from our letter dated March 12, 2008 to correctly reflect the effects of exchange rates on cash balances held in foreign currencies. Refer to paragraph 25 of SFAS 95 and paragraph 13 of SFAS 52.

Note 3 – Basis of Presentation, page F-7

22. You indicate that the Guozhu acquisition was accounted for a purchase in accordance with SFAS 141. However, your disclosures in your Form 10-Q for

the quarter ended September 30, 2007 and your response to prior comment two in our letter dated March 12, 2008 indicate that you accounted for CVDL's acquisition of Guozhu as a reverse acquisition. Please revise your disclosures to clarify. Based on your disclosures and your response, we assume reverse acquisition accounting is appropriate. If so, when Hutton Holdings acquired CVDL with CVDL deemed the accounting acquirer, we assume that CVDL's historical financial statements became those of Guozhu. Therefore, please confirm that the financial statements of China Bottles, Inc. and Subsidiaries for the two years ended December 31, 2007 include the historical results of Guozhu for periods prior to its acquisition by CVDL. Based on the historical financial information presented for the year ended December 31, 2006, it is unclear that you have reflected these transactions assuming Guozhu is the accounting acquirer of CVDL.

Form 10-Q for the Quarterly Period Ended March 31, 2008

General

23. Please address the comments above in your interim filings as well.

Item 4. Controls and Procedures, page 12

24. Please confirm that your evaluation of the effectiveness of the design and operation of your disclosure controls and procedures was conducted "as of March 31, 2008," instead of "within 90 days prior to the filing of this report." In future filings, please revise your disclosures accordingly.

25. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief